January 31, 2013

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:
Offer to Exchange Depository Units of Eastern American Natural Gas Trust
Filed on Form S-4
Filed by ECA Marcellus Trust I and Energy Corporation of America
Filed December 12, 2012 and Amended on each of January 14, 2013, January 18, 2013 and January [30], 2013
File No. 333-185397

Ladies and Gentlemen:

        Set forth below is the response of ECA Marcellus Trust I ("ECT") and Energy Corporation of America ("ECA", the "Company", "we", "us" or "our") to the oral comments we received from you on January 29, 2013 with respect to the Offer to Exchange Depository Units of Eastern American Natural Gas Trust filed on Form S-4 (File No. 333-185397) filed with the United States Securities and Exchange Commission (the "Commission") on December 12, 2012 (the "Registration Statement") and as Amended by Amendment No. 1 filed on January 14, 2013 and Amendment No. 2 filed on January 18, 2013. Concurrently with the submission of this response letter, we have filed Amendment No. 3 to the Registration Statement.

        For your convenience, each response is prefaced by a summary of each oral comment received on January 29, 2013 in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3 to the Registration Statement filed on the date hereof, unless otherwise specified. Capitalized terms not defined herein have the meanings set forth therefor in the Registration Statement.

1.
In your response letter dated January 18, 2013, you noted that the maximum number of NGT Depositary Units that ECA will accept in the Offer is 3,197,385. However, you have also noted that "[t]he exact number of NGT Depositary Units acquired by ECA will be a function of the exchange ratio but shall not exceed the maximum number disclosed in the Registration Statement." Please update your disclosure to clarify that the maximum number of units will be a function of the exchange ratio but shall not exceed the maximum number of 3,197,385 NGT Depositary Units.

United States Securities and Exchange Commission
January 31, 2013

  RESPONSE:

        We acknowledge the Staff's comment. We have updated our disclosure in the Registration Statement to note that the actual number of NGT Depositary Units acquired by ECA will be a function of the exchange ratio but shall not exceed 3,197,235 NGT Depositary Units. Please read the cover page and pages 1, 4, 8, 15, 24, 27 and 28.

2.
In your previous response letter dated January 18, 2013, you stated that the maximum number of NGT Depositary Units being sought is 3,197,385 NGT Depositary Units. However, you have also noted that "[t]he exact number of NGT Depositary Units acquired by ECA will be a function of the exchange ratio but shall not exceed the maximum number disclosed in the Registration Statement." Please explain how you have reached your apparent conclusion that this expression of the amount of securities sought complies with Item 4 of Schedule TO and corresponding Item 1004 of Regulation M-A.

  RESPONSE:

        For the reasons disclosed herein and in our letter dated January 18, 2013, we believe that the disclosure in the Registration Statement complies with Item 4 of Schedule TO and corresponding Item 1004 of Regulation M-A. Regulation M-A Item 1004(a)(1)(i) states that the material terms of the transaction required to be included in the offering documents must include the "total number of securities sought in the offer." The Registration Statement discloses the maximum number of NGT Depositary Units that ECA is seeking in the Offer. Furthermore, the Registration Statement now clarifies that the "the exact number of NGT Depositary Units acquired by ECA will be a function of the exchange ratio but shall not exceed 3,197,385 NGT Depositary Units." ECA has clearly stated that it is seeking as many as 3,197,385 NGT Depositary Units in the Offer. If, however, ECA accepts less than this maximum amount, it would be due to a decline in the ECT Common Unit trading price or from a lack of demand on the part of holders of NGT Depositary Units; it would not be due to a decision by ECA to decrease the amount of securities sought, as the pricing mechanism does not provide for any such discretionary measure.

        Moreover, as in the Citizens Republic exchange offer and the recent no action relief granted to PPG Industries, Inc., ECA believes that defining the amount of securities that ECA may accept in the Offer as being subject to the final exchange ratio, which is clearly and unambiguously described in the Registration Statement, is consistent with the regulatory, disclosure, and investor protection objectives of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the Securities Act of 1933, as amended (the "Securities Act") as well as the rules and regulations promulgated thereunder and is not coercive or unfair. See Citizens Republic Bancorp (available August 21, 2009) and PPG Industries, Inc. (available December 21, 2012). Given that the pricing formula is designed to provide NGT Depositary Unitholders with $22.55 (paid in ECT Common Units) per NGT Depositary Unit, there is very little variability with respect to the ultimate consideration paid to each NGT Depositary Unitholder participating in the Offer. Further, since the Offer is made at a premium to both (i) the current trading price of NGT Depositary Units and (ii) the anticipated cash value that each NGT Depositary Unitholder

United States Securities and Exchange Commission
January 31, 2013

choosing not to tender would receive upon termination of NGT, we expect that the Offer should be fully subscribed. As such, we believe the maximum number disclosed as sought is likely to be close to the number of NGT Depositary Units that will ultimately be tendered and accepted. We believe the fact that ECA has disclosed contingencies that may impact the ultimate number of securities being sought should not be detrimental to ECA's compliance with Item 4 of Schedule TO or Item 1004 of Regulation M-A.

        The fact that the maximum amount of securities sought may be reduced from the stated maximum based on the final exchange ratio is similar to the fact that the number of ECT Common Units offered may change based on the final exchange ratio. Ultimately, as we have stated in our prior letters, we believe that the formula-based structure is consistent with the structures in the precedent exchange offers upon which the Staff has previously granted relief in that (i) the value relationship between the NGT Depositary Units and the ECT Common Units remains fixed throughout the Offer; (ii) the final exchange ratio is based on a readily observable average trading price for the ECT Common Units; (iii) ECA will issue a press release announcing the final exchange ratio promptly following the close of trading on the eighteenth business day following commencement of the Offer (or two business days prior to the expiration of the Offer if the Offer is extended beyond the initial 20 business day offer period); and (iv) holders of NGT Depositary Units will be provided with a toll free number to find out exchange ratio information on a daily basis. See Lazard Freres & Co. (available August 11, 1995). See also BBVA Privanza International (Gibraltar) Limited (available December 23, 2005), McDonald's Corporation (available September 27, 2006), Halliburton Company (available March 23, 2007), and Bristol-Meyers Squibb Company (available November 16, 2009).

        As we have also disclosed, ECA will announce in a press release the final exchange ratio and the exact number of NGT Depositary Units being sought by ECA in the Offer (or confirm that 3,197,385 is the number of NGT Depositary Units being sought). As stated, since we believe that the formula is fair, not discretionary and adequately disclosed, it is our position that the formula is consistent with the regulatory objectives underlying the Exchange Act, the Securities Act and the rules and regulations promulgated thereunder. We do not believe that the Offer as set forth in the Registration Statement is in risk of being non-compliant as we have provided the exact number of securities being sought. We also highlight that Rule 14d-6(d)(1)(ii) under the Exchange Act requires that tender offer materials must contain the information required by Item 4 of Schedule TO and the information required by the remaining items of Schedule TO or a fair and adequate summary of the information. We believe that our overall disclosure does comply with Regulation M-A and the line item requirements of Schedule TO and that the Registration Statement presents a fair and adequate summary of this required information.

3.
Please explain with a view towards modified disclosure how limiting the offer to denominations of 50 NGT Depositary Units or integral multiples thereof and excluding decoupled units complies with the "all-holders rule" specified in Rule 14d-10 of the Exchange Act.

United States Securities and Exchange Commission
January 31, 2013

  RESPONSE:

        We acknowledge the Staff's comment and have revised our disclosure. ECA has not restricted the Offer to holders of a particular number of NGT Depositary Units—ECA's offer is open to all such holders. However, ECA has disclosed to NGT Depositary Unitholders the restrictions on transfer of NGT Depositary Units contained in the Custodial Deposit Agreement dated March 15, 1993, including, the restrictions on transfer of NGT Depositary Units in denominations of 50 or integral multiples. Furthermore, we have updated the disclosure to note that the Amended and Restated Trust Agreement of NGT prohibits the transfer of NGT trust units decoupled from the Treasury Obligation. We agree that limiting the Offer in this manner may limit all holders of NGT Depositary Units from tendering all of their units, but note that NGT's governing and operating documents, not ECA, are restricting the Offer in this manner. Any restriction is a result of specific transfer restrictions contained in the Amended and Restated Trust Agreement and the Deposit Agreement. We have disclosed in the Registration Statement that holders of NGT Decoupled Units may redeposit their NGT Decoupled Trust Units with the depositary in accordance with the Deposit Agreement and tender their NGT Depositary Units as set forth in this prospectus and the accompanying letter of transmittal before expiration of the Offer. Please read the cover page and pages 5 and 32.

4.
Please supplement your disclosure under the heading "Registration Rights" to disclose why you have taken the position that ECT is not a co-bidder under Rule 14d-1(g)(2) and the interpretive guidance accessible via this link: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm.

  RESPONSE:

        We acknowledge the Staff's comment and have included disclosure in the Registration Statement detailing why ECT is not a co-bidder under Rule 14d-1(g)(2) and the interpretive guidance. Please read pages 48-49.

5.
You have stated that upon the closing of trading on the NYSE on the Exchange Ratio Determination Date, ECA will announce in a press release the final exchange ratio. Please update your disclosure to state that the press release will specify the exact number of NGT Depositary Units sought in the offering or will confirm that the maximum amount previously stated is the amount sought. Further, please confirm that you will file such press release as an exhibit to your Schedule TO.

  RESPONSE:

        We acknowledge the Staff's comment and have updated our disclosure to clarify that the press release will specify the exact number of NGT Depositary Units that ECA is seeking or will confirm that the 3,197,385 NGT Depositary Units remains the number of NGT Depositary Units being sought by ECA. Furthermore, in compliance with Regulation 14D, we will file the press release announcing the final exchange ratio as an exhibit to our Schedule TO. Please read the cover page and pages 1, 4, 8, 14, 15, 27, and 28.

6.
In response to comment 5, in your letter dated January 14, 2013, you stated that, in the context of Rule 13e-3, ECA was not an issuer of NGT's Depositary Units and was not an affiliate of NGT. Please update your disclosure in the Registration Statement to

United States Securities and Exchange Commission
January 31, 2013

clarify
why you do not believe that ECA is an affiliate such that Rule 13e-3 does not apply to the Offer.

  RESPONSE:

        We acknowledge the Staff's comment and have updated our disclosure to explain, as previously stated in our response to comment 5 in our letter dated January 14, 2013, why we do not believe that ECA is an affiliate of NGT in the context of Rule 13e-3. Please read page [39].

************

        We acknowledge that:

  •
  ECA and ECT are responsible for the adequacy of the disclosure in the filing;

  •
  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  The filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
January 31, 2013

        Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David Palmer Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or Douglas V. Getten of Vinson & Elkins L.L.P. at (713) 758-2865.

Very truly yours,
ENERGY CORPORATION OF AMERICA
	By:	/s/ DONALD C. SUPCOE Donald C. Supcoe Executive Vice President & General Counsel
ECA MARCELLUS TRUST I
	By:	The Bank of New York Mellon Trust Company, N.A.
	By:	/s/ MIKE J. ULRICH Mike J. Ulrich Vice President
Enclosures
cc:
David Palmer Oelman, Vinson & Elkins L.L.P.
Douglas V. Getten, Vinson & Elkins L.L.P.
William C. McDonald, Andrews Kurth LLP
Scott Olson, Andrews Kurth LLP
Michael J. Ulrich, The Bank of New York Mellon Trust Company, N.A.